

Mail Stop 4628

January 5, 2016

William H. Hatch
Interim Chief Executive Officer
Calumet Specialty Products Partners, L.P.
2780 Waterfront Pkwy E. Drive, Suite 200
Indianapolis, IN 46214

      Re: **Calumet Specialty Products Partners, L.P.
Registration Statement on Form S-4
Filed December 11, 2015
File No. 333-208510**

Dear Mr. Hatch:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Exhibit 5.1

1.   This opinion states in part that it is limited to the federal laws and the laws of Delaware and New York. Consequently, the law firm is not rendering (in the document filed as exhibit 5.1) an opinion regarding the laws of the other states in which the co-registrant guarantors are incorporated or organized, including Indiana, New Jersey, and Oklahoma, which we will collectively refer to as the "laws of INJO." Although the opinion indicates in part that the "the Guarantees will constitute valid and binding obligations of the Guarantors," because it carves out the laws of INJO, and because the opinions filed as exhibits 5.2, 5.3, and 5.4 similarly do not provide the requisite binding obligation opinions, this approach is inconsistent with the guidance the Division provides in Section

II.B.1.e of Staff Legal Bulletin No. 19 (CF), which we refer to as "SLB 19." SLB 19 is available at www.sec.gov/interps/legal/cfslb19.htm.

Please consider footnotes 20 and 21 to SLB 19 and the accompanying text, and file a revised exhibit 5.1 or revised exhibits 5.2, 5.3, and 5.4 in a manner consistent with the SLB 19 guidance.

Exhibits 5.2, 5.3, and 5.4

2.   Item 23 of Schedule A of the Securities Act of 1933 requires you to provide "the names and addresses of counsel who have passed on the legality of the issue." Neither the prospectus nor the opinions filed as exhibits 5.2, 5.3, and 5.4 includes counsel's address.

Exhibit 5.4

3.   In the first paragraph at page 2 of the opinion, counsel assumes in part that "(iii) the NJ Subsidiary Guarantor is and will remain solvent at the time of and after giving effect to its Guarantee." Counsel may rely on its own investigation of this matter or upon an appropriate representation by the company, but it should not "assume" solvency for this purpose. Please see SLB 19 at Section II.B.3.a, which indicates in part that counsel should not include overly broad assumptions, that "assume away" the issue, or that "assume any of the material facts underlying the opinion or any readily ascertainable facts."

4.   We note that this opinion states in part:

"We have not undertaken any research for purposes of determining whether the NJ Subsidiary Guarantor or any of the transactions that may occur in connection with the Indenture is subject to any laws, statutes, regulations or requirements other than to those that, in our experience, would generally be recognized as applicable in the absence of research by lawyers in the State of New Jersey."

It is the view of the staff that this statement limits the scope of the opinion in a manner which appears to be inconsistent with Sections II.B.3.a, 3.b, and 3.c of SLB 19. Please obtain an opinion which does not include such limitations, or explain the basis for retaining the referenced language in these circumstances. In this regard, we also note the firm's exclusive reliance on the December 3 certificate it references for purposes of rendering its "good standing" opinion.

5.   We note this opinion states: "Other than the addressee hereof, no person may rely on this letter except that Vinson & Elkins L.L.P. may rely upon this letter as though this letter was addressed to them." Please file a revised legal opinion that does not contain any limitation on reliance. Refer to Section II.B.3.d of SLB 19.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Gillian A. Hobson
        Vinson & Elkins L.L.P.